Final Proxy Results -The Municipal Fund Accumulation Program, Inc
Meeting Date: March 8, 2004

Record Date: January 9, 2004
As of: March 8, 2004

			Units Voted
		Votes Needed:
		50% + 1 of				Total Units
All Classes	Outstanding Shares	Outstanding Shares	For	Against	Abstain	Voted
1) Reorganization between Municipal Fund Accumulation Program, Inc. and ML Municipal Bond Fund-National Portfolio	22,161,653	11,080,828	11,417,771	1,316,064	379,851	13,113,686

Voting Requirements:
The Quorum consists of a majority of the shares of the Program entitled to vote at the Meeting, present in person or by proxy.

Proposal 1 requires the affirmative vote of stockholders of the Program representing a majority of the outstanding shares of the Program entitled to be voted thereon.